Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

October 22, 2013

VIA EDGAR AND COURIER

Michael McTiernan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 8, 2013
File No. 333-190052

Dear Mr. McTiernan:

This letter sets forth the response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the comment letter, dated October 18, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 and amended on August 23, 2013, September 20, 2013 and October 8, 2013 (the “Registration Statement”). This letter is being filed with Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the prior amendment.

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company and ESH REIT

1.	It appears that certain columns on the face of your pro forma financial statements are the result of netting several adjustments (e.g. column B on page 62). In these instances please revise your footnote disclosure to include a table which separately identifies all material adjustments.

Securities and Exchange Commission October 22, 2013 Page 2 of 4

Response:

In response to the Staff’s comment, the Registrants have revised the footnote disclosure on pages 69, 79, 81 and 83 of the Amended Registration Statement to include tables which separately identify all material adjustments.

Unaudited Pro Forma Condensed Consolidated Balance Sheet of the Company, page 62

2.	We note that offering proceeds will be divided among the Company and ESH REIT based on their estimated valuations. Please elaborate on how the receipt of net proceeds was allocated between non –controlling and controlling interests. Additionally, tell us how you determined the allocation was reasonable.

Response:

•	In response to the Staff’s comment, the Registrants have added disclosure to pages 70 and 71 of the Amended Registration Statement that describes how the receipt of net proceeds was allocated between controlling and noncontrolling interests.

•	The allocation was completed by deducting from total offering proceeds the estimated fair values of net assets of components of the Company outside of ESH REIT, specifically New HVM, ESH Strategies and the Operating Lessees, and allocating the remainder of the total offering proceeds to ESH REIT. Next, an allocation was made to ESH REIT’s Class A and Class B common shares. The allocation included consideration of the Class A and Class B common ownership percentages, as well as consideration of factors such as control and marketability between the classes of common shares.

In determining whether the allocation was reasonable, the Registrants agreed all cash flows used in the third party valuation to their books and records for historical periods and to their projections for future periods, and compared the discount rate and other inputs used in the third party valuation to current market data. The Registrants reviewed the valuation outputs against the independent appraisals performed in connection with the November 2012 refinancing of ESH REIT’s indebtedness, and also reviewed the valuation outputs against multiples in recent comparable transactions. In all instances, the Registrants concluded the inputs and outputs to the allocation were reasonable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

Consolidated and Combined Non-GAAP Measures, page 112

Earnings per Share, page 115

3.	We have considered your response to our prior comment 3 and related revisions to your pro forma financial statements and MD&A disclosures. With respect to your Non-GAAP financial measure earnings per Share, please address the following:

•	Explain to us how the name of your Non-GAAP measure earnings per Share complies with Item 10(e)(1)(ii)(E) of Regulation S-K which prohibits using titles or descriptions of non-GAAP measures that are the same or confusingly similar to GAAP titles.

•

Please clarify how this measure is reconcilable under Item 10(e) given that it does not appear there is an earnings measure for which this per share amount is derived. To the extent you have concluded earnings per Share is

Securities and Exchange Commission October 22, 2013 Page 3 of 4

derived from an earnings measure, please disclose the earnings measure, and a reconciliation of the measure to the most directly comparable GAAP measure. Any revised disclosure, if necessary, should also include a detailed description of the numerator and denominator used in calculating earnings per share.

•	Revise your presentation to include both basic and diluted per share amounts or explain to us why this presentation is not necessary.

•	Enhance your disclosure to more fully describe why this measure is useful to investors, clarify if the combined per share amount actually represents the earnings that would be allocated to a single paired share if distributed, and how this measure is used by management.

We may have further comment after reviewing your revised disclosure.

Response:

•	The Registrants have revised the disclosure in the Amended Registration Statement to change “earnings per Share” to “paired Share income per Share” in response to the Staff’s comment.

•	Following the completion of the offering, the Registrants expect to present paired Share income and paired Share income per Share as supplemental measures of operating performance. The Registrants define paired Share income as the sum of net income attributable to common shareholders of the Company and noncontrolling interests attributable to Class B common stock of ESH REIT. The Registrants have revised the disclosure on pages 20-21, 93-94 and 123-124 of the Amended Registration Statement to conform to their response herein.

•	The Registrants have added the requested disclosure on pages 21 and 124 of the Amended Registration Statement.

•	The Registrants have revised the disclosure on pages 20-21, 93-94 and 123-124 of the Amended Registration Statement in response to the Staff’s comment.

The Registrants acknowledge that the Staff may have further comments following its review of the revised disclosure.

Tax Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

4.	We note your response to comment 7. While the revisions appropriately address the prior references to the accounting firm opinion, the tax disclosure still attributes to a “third party valuation firm” the conclusion that the Class B common stock of ESH REIT will represent less than 50% of the value of all of the shares of stock of ESH REIT. Please tell us why the accounting firm’s opinion is not required to be filed as an exhibit and is not subject to Section 7 and Rule 436 of the Securities Act.

Response:

The Registrants acknowledge the Staff’s comment and will respond in a subsequent submission.

Securities and Exchange Commission October 22, 2013 Page 4 of 4

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Jerard Gibson (Securities and Exchange Commission)

Shannon Sobotka (Securities and Exchange Commission)

Bob Telewicz (Securities and Exchange Commission)

Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)

Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)

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